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Home Problem Solution Business Model Perks Team FAQ Discussion **INVEST NOW**

THE WORLD NEEDS ECO-FRIENDLY WHEELS

It's estimated that rubber tires are responsible for 28% of microplastics in the world's oceans[1]. Our eco-friendly and 100% recyclable Air Suspension Wheels are made to change that. They are stronger, safer, and more cost-efficient.

Invest in one of TIME's Best Sustainability Inventions of 2023.

INVEST NOW | **$1,031** Min. Investment | **$3.50** Share Price

Offering Circular **Form C**

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GACW

Home Problem Solution Business Model Perks Team FAQ Discussion **INVEST NOW**

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ity. Mining. INTERESTING ENGINEERING yahoo! TIME Sustainability. Minii

GACW

Home Problem Solution Business Model Perks Team FAQ Discussion **INVEST NOW**

HIGHLIGHTS

TOP 3 REASONS TO INVEST IN GACW

$504B+ Market	$3M+ in Sales	37 Patents / 75+ Pending
Global Tire Market Projection[2]	$1.5mm in licensing + $1.7mm in trials	The proven non-pneumatic wheel technology

TRACTION

TIME'S BEST INVENTION OF 2023

We've already been recognized by TIME Magazine as one of the top innovations in the Sustainability category.

INVEST NOW







Best Inventions of 2023
TIME
The Best Inventions of 2023
New Rings on the Road
GACW Air Suspension Wheel
A decade ago, the smoke of a tire-dump fire prompted Zoltan Kemeny to investigate. He discovered that such fires are just one example of rubber tires' impact on the environment—everyday wear and tear leads to microparticle accumulation. So, Kemeny invented Air Suspension Wheels, swapping out rubber for polyurethane or steel treads encircling a steel core. Kemeny's company, Global Air Cylinder Wheels, plans to sell its 100% recyclable tires to a number of industries, starting with the mining sector, where wear on tires is often most severe.

- **$3M+ in revenue so far**
- **$1.5M in license deals**
- **37 issued patents and over 75 patents pending**
- **Three ongoing trials with mining companies**
- **In conversation with +20 global mining firms**









PROBLEM

RUBBER TIRES ARE EXTREMELY POLLUTIVE

The sight of heavy black smoke from a giant pile of burning rubber tires led our Founder, Dr. Zoltan Kemeny, to explore the environmental hazards associated with rubber. What he found revealed a whole cluster of problems in the tire industry, ranging from environment, to safety to cost efficiency.



Pollution

28% of the ocean's plastic consists of particles from rubber tires



Accidents

According to the NHTSA **35%** of accidents caused by cars happen due to bad tires



Uneconomical

One 13,000 off-the-road (OTR) mining tire can cost over $75,000 and need to be replaced every 6 to 9 months

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PROBLEM

RUBBER TIRES: THE POLLUTER YOU NEVER HEARD OF

Rubber tires are the polluter you have never thought of. Six million tonnes of rubber tire wear particles are released into the environment globally each year.

According to National Geographic a 2017 study by Pieter Jan Kole at The Open University of The Netherlands, published in the International Journal of Environmental Research and Public Health, it is estimated that tires account for as much as 10 percent of overall microplastic waste in the world's oceans. A 2017 report by the International Union for Conservation of Nature put that number at 28 percent.



Images used in this video show R&D prototypes. Air Suspension Wheels will soon be available on the market.

MEET THE AIR SUSPENSION WHEEL: ECO-FRIENDLY, SAFER & SUPERIOR PERFORMANCE



ECO-FRIENDLY

- Designed to lasts as long as the vehicle itself
- Biodegradable materials used for the treads
- 100% recyclable at the end of its useful life



SUPERIOR PERFORMANCE

- Reduces costs because expensive tire replacement are no longer necessary
- Fuel savings due to reduced rolling resistance
- Eliminates mining production downtime due to rubber tire failures or changes
- Lower maintenance cost
- Better traction and reduced skidding
- Lasts as long as the vehicle itself and is 100% recyclable
- Breaking energy stored in cylinders and returned into kinetic energy



SAFER

- Non-pneumatic wheel that cannot puncture, overheat or explode



INVEST NOW



A GROWING INDUSTRY WITH APPLICATIONS IN BOTH OFF-THE-ROAD AND OVER-THE-ROAD MARKET SEGMENTS

GACW's focus is catering to the demand from miners seeking viable tire solutions and it is a substantial market for us. The global OTR tire market is estimated to reach $504 Billion in 2023 and $92B by 2033[2]. However, the ASW technology can be applied to all verticals where traditional rubber tires are used, and this market is immense. The overall global tire market is anticipated to reach $280 billion by 2024 with a projected CAGR of 3.2%.

$504 BILLION

2023



GLOBAL OTR TIRE MARKET SHARE

$ Millions

- Asia Pacific
- Europe
- North America
- Central and South America
- Middle East and Africa

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$3M REVENUE IS JUST THE BEGINNING

We're currently using local distributors to sell and service ASWs to the market. Here's our roadmap for scaling this proven model even further...

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Q1 2024:
Commence next phase of mining industry testing for ASW technology.

Q3 2024:
Test smaller mining and construction vehicle size wheels, broadening ASW applications.

Q3 2024:
Progress toward ASW introduction to the Department of Defense.

Ongoing:
Seek partnerships for integration of ASW technology in trucking and bus segments.

INVESTOR PERKS

Time-based	Time-based
Invest by **January 11, 2024**	Invest by **February 12, 2024**
✓ Receive **5% Bonus Shares**	✓ Receive **2% Bonus Shares**

+

Amount Based	Amount Based
Invest **$2,500**	Invest **$5,000**
✓ Receive **5% Bonus Shares**	✓ Receive **7% Bonus Shares**

Amount Based	Amount Based
Invest **$10,000**	Invest **$25,000**
✓ Receive **9% Bonus Shares**	✓ Receive **12% Bonus Shares**

Amount Based
Invest **$100,000**
✓ Receive **15% Bonus Shares**

INVESTOR-EXCLUSIVE UPDATES

Get our exclusive pitch deck for investment updates, insights, and early access opportunities.

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TEAM

You can be confident in our team's ability to execute. We've been leaders in the art world for over 35 years.

Dr. Zoltan Kemen
CEO & President (Board Member)

Zoltan has 44+ years of experience in R&D and engineering, with a remarkable track record of 260+ patents. His vision for GACW was sparked a decade ago when he witnessed a tire dump fire, revealing the environmental hazards associated with rubber tires.

Harmen van Kamp
CMO (Board Member)

With 25+ years of experience in sales and business development across diverse sectors, Harmen brings a wealth of knowledge to our team. His multi-lingual proficiency and deep understanding of global business cultures position us for success on the global stage.

Rodrigo Pinheiro
to be announced as CTO

Rodrigo embodies a problem-solving mindset coupled with a strong foundation in engineering principles. His extensive hands-on experience, combined with leadership and talent development skills, make him a pivotal addition to our team.

Darryl Crowder
Operations

A highly skilled and experienced business professional with more than 30 years' senior management experience in the heavy engineering, maintenance, manufacturing and mining services sector. With significant experience in large scale project management, Darryl has worked in senior executive (c-level) management roles in the public and private sectors both domestically and internationally.

Morten Jensen
Senior Engineer

Morten's 25+ years of experience in mechanical design engineering encompasses a broad spectrum of industries. From conceptual design to quality control, Morten's expertise ensures the ASW's design is impeccable.

MOD Ventures
Fractional CFO

MOD Ventures is a premier outsourced accounting and advisory firm that provides all of our financial services.

OTHER BOARD MEMBERS



Marc Hellmann
Non-Executive Director

Co-founder and Chairman of KHS&S, one of the largest design-assist building companies in the world. More than 35 years of experience performing nearly every facet of construction, ranging from field operations supervision to senior executive management.



Jan Lorant
Non-Executive Director

President and Lead Designer for Gabor Lorant Architects, a firm that has provided architectural and engineering services to federal, state and municipal entities in 38 states and 3 countries throughout its 56-year history. With over 30 years of experience, Mr. Lorant has a thorough understanding of all aspects of design and construction of complex buildings and structures including large industrial facilities, redundant and resilient public safety centers as well as college/university research buildings.

ADVISORY BOARD



Marc Hellmann
Advisory Board Member

Marc Hellmann is the CEO of HANSA-FLEX South Africa, a division of HANSA-FLEX International, Germany. The group's business activities span 40 countries worldwide and specialize in Fluid Technology. Marc is a global entrepreneur and businessman currently serving on the Board of Directors of various companies throughout the U.S., Africa, Germany and Australia.



Dr. Avi Wiezel
Advisory Board Member

Avi Wiezel currently serves as the assistant dean at Ira A. Fulton Schools of Engineering (Arizona State University) and is an associate professor in the School of Sustainable Engineering. Dr. Wiezel held several managerial positions within construction and engineering firms throughout Europe and the Middle East.

FAQ'S

∧ Why invest in startups?

Regulation CF

allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

∧ How much can I invest?

Accredited investors

can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

∧ How do I calculate my net worth?

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

∧ What are the tax implications of an equity crowdfunding investment?

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

⌃ Who can invest in a Regulation CF Offering?

Individuals over 18 years of age can invest.

⌃ What do I need to know about early-stage investing? Are these investments risky?

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

⌃ When will I get my investment back?

The Common Stock (the "Shares") of Global Air Cylinder Wheels (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

⌃ Can I sell my shares?

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.

⌃ Exceptions to limitations on selling shares during the one-year lockup period:

In the event of death, divorce, or similar circumstances, shares can be transferred to:

1. The company that issued the securities
2. An accredited investor
3. A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

⌃ What happens if a company does not reach their funding target?

If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

⌃ How can I learn more about a company's offering?

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

⌃ What if I change my mind about investing?

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email:
investors@gacwheels.com

⌃ How do I keep up with how the company is doing?

At a minimum, the company will be filing with the SEC and posting on it's website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

⌃ What relationship does the company have with DealMaker Securities?

Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

⌃ What's your share price?

$3.50

⌃ What is the minimum investment size?

The minimum investment size for this current round is $1,031

⌃ What kind of shares are you issuing?

Non voting common shares

⌃ How much are you raising?

$ 124,000

⌃ What is the current valuation of the company?

~USD 53,000,000 pre-money

⌃ How do you plan to use the proceeds from this funding round?

R&D and trials, IP portfolio, Insurance, Payroll, Operations, Marketing, Travel, G&A

⌃ How many investors do you have already?

You will be joining over 3,000 investors

⌃ What industries are you currently focused on?

Mining and we are looking for the right partners for the over the road or highway application for cars, buses, and trucks

⌃ Why Should I Invest?

At the core of this investment appeal is the company's innovative technology - the Air Suspension Wheel (ASW). This revolutionary solution has the potential to disrupt the tire industry, offering a safer, more durable, and eco-friendly alternative to traditional rubber tires. Investors keen on environmental sustainability will find this particularly enticing, as the ASW addresses the pressing problem of tire pollution and the release of microplastics. This commitment to reducing environmental harm aligns with the interests of those passionate about creating a cleaner and more sustainable planet.

Moreover, the market potential for the ASW is vast, spanning across various industries, from mining and automotive to general transportation. This opens the door to significant growth opportunities for investors. The ASW's safety enhancements, durability, and energy efficiency further make it a valuable asset for industries where safety and reliability are paramount. With its ability to reduce maintenance costs and offer potential cost savings, the ASW appeals to investors interested in optimizing operational expenses.

⌃ Why Should I Invest?

At the core of this investment appeal is the company's innovative technology - the Air Suspension Wheel (ASW). This revolutionary solution has the potential to disrupt the tire industry, offering a safer, more durable, and eco-friendly alternative to traditional rubber tires. Investors keen on environmental sustainability will find this particularly enticing, as the ASW addresses the pressing problem of tire pollution and the release of microplastics. This commitment to reducing environmental harm aligns with the interests of those passionate about creating a cleaner and more sustainable planet.

Moreover, the market potential for the ASW is vast, spanning across various industries, from mining and automotive to general transportation. This opens the door to significant growth opportunities for investors. The ASW's safety enhancements, durability, and energy efficiency further make it a valuable asset for industries where safety and reliability are paramount. With its ability to reduce maintenance costs and offer potential cost savings, the ASW appeals to investors interested in optimizing operational expenses.

The ASW's recyclability aligns with circular economy principles, making it a sustainable and eco-conscious solution. Investors who value patented technology may appreciate the company's robust portfolio, which includes 37 granted patents and over 75 pending patents, representing a formidable barrier to potential competitors. The technology's adaptability to various vehicle types adds to its market reach and application potential.

Notably, the company has received recognition from reputable sources such as Time, Interesting Engineering, Sustainability Magazine, Mining Digital, International Mining, Tire Review, Technology Magazine, Tech Times, Tyre News, further underscoring its growth potential.

⌃ How Will GACW Make Money?

There is a huge incentive for mining companies to switch to the ASW. It could save them costs and make their operations safer, and could actually turn into a capital asset. When you consider how much money is spent on rubber tires in the mining industry - $75,000 per tire - and they only last 6 to 9 months, switching to a solution that, with proper maintenance, could last the lifetime of the vehicle is a no brainer. Plus there are many more applications where this is going to have a similar impact.

⌄ How Do I Know People Will Buy This Solution?

How Do I Know People Will Buy This Solution?

They've already been testing this with Tier 1 mining companies and continue to attract more interest. The economics, safety, performance, and sustainability of the ASW makes this any easy decision.

Are There More Opportunities Ahead?

They've already been testing this with Tier 1 mining companies and continue to attract more interest. The economics, safety, performance, and sustainability of the ASW makes this any easy decision.

Are There More Opportunities Ahead?

They are still building their MVP, so this is a true early stage opportunity. They have a wide open opportunity in the mining industry, plus the potential to expand across all tire vertices, including everything from bicycle tires to heavy truck tires.

Why Didn't A Bigger Company Do This Already?

Bigger companies a.k.a. tire OEMs want to sell more rubber. They pretend to be environmentally aware, however, at the end of the day, they are in the business of selling (more) rubber.

What perks do I get for investing?

Time-based
- Invest within the first month → 5% Bonus Shares
- Invest within the next month → 2% Bonus Shares

Amount Based
- Invest $2,500+ → 5% Bonus Shares
- Invest $5,000+ → 7% Bonus Shares
- Invest $10,000+ → 9% Bonus Shares
- Invest $25,000+ → 12% Bonus Shares
- Invest $100,000+ → 15% Bonus Shares

Can I attend a live webinar?

Yes you can find a link to sign up for our next webinar at invest.globalaircylinderwheels.com/webinar

How do I get a return on my investment?

A - Investing in startups is risky and there is no guarantee you will get a return on your investment. However, an exit opens up the opportunity where you could convert your shares into cash or a more liquid asset. Exits include going public, getting acquired by a larger company, or our company buying back shares. If the value of our company grows, then you have a higher potential of making a profit on your investment during one of these exits.

B- You are investing in a pre-revenue company. Success will be measured in progress towards revenue. Future liquidation events could include acquisition or an IPO.

How long are you expecting the company to operate before needing another round?

If we are able to raise the full amount it is anticipated that this will allow us to get our product to market. We would expect to need additional capital at that time to market and sell the product.

What is the exit plan for the company?

The plan is to build a successful, valuable company. Exit opportunities like an acquisition or IPO could follow in due course

When will I receive my shares?

Shares will be rewarded after the investment funds clear. This typically takes around 3 weeks after investment.

Are there higher fees if you invest via credit card vs. ACH?

No, costs are the same, regardless of how you invest

Will you be paying out dividends to investors?

Not at this stage, but this may change in the future.

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[1] - https://www.nationalgeographic.com/environment/article/tires-unseen-plastic-polluter

[2] - https://www.futuremarketinsights.com/reports/automotive-tires-market

Investing has benefits and risks, which should both be understood prior to investing. The market estimates can change, past sales may not recur, and technology can change.

All perks occur after the offering is completed. For the time based perks, the 1st 30 days begins upon filing of the Form C being reflected on the SEC's EDGAR System, and concludes on the 30th day at 11:59 PM PST (6:59 am UTC the next day (UTC+7)). The 2nd 30 days begins at the conclusion of the first 30 days.

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 105 Maxess Road, Suite 124, Melville, NY 11747, is the intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.

DealMaker Securities LLC does not make investment recommendations.

DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer.

DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.

DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing.

DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such Investor's submitted documentation, specifically.

DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This page may include "forward-looking statements." To the extent that the information presented in this presentation discusses financial projections, information, or expectations about Global Air Cylinder, Inc.'s business plans, results of operations, products or markets, or otherwise makes statements about future events, such statements are forward-looking. Such forward-looking statements can be identified by the use of words such as "should," "may," "intends," "anticipates," "believes," "estimates," "projects," "forecasts," "expects," "plans," and "proposes."